SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of February


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

   1. The English language press release of Van der Moolen Holding N.V. dated February 18, 2004 announcing the agreement in principle with SEC and NYSE.

   Van der Moolen Reaches Agreement in principle with SEC and NYSE

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Feb. 18, 2004--In response to widely circulated press reports, VDM Holding N.V. (NYSE:
VDM)(AEX: VDMN.AS) responded today that its VDM Specialists USA unit has reached an agreement in principle with the staff of the United States Securities and Exchange Commission and the New York Stock Exchange division of Enforcement, on the outline of a settlement of the ongoing investigation into specialists' trading practices, with the exception of the sole issue of the final amount of potential restitution and fines.
    Any final agreement will be subject to the prior review and approval of the commission. Van der Moolen has submitted a petition for consideration by the commission, which leaves the range of payments under consideration between $ 51.8 million and $ 57.7 million.
    While the staff of the commission has expressed skepticism regarding the petition, the staff nevertheless has agreed to consider it. It should be emphasized that if the petition is rejected, the amount that Van der Moolen will be required to pay would be at the upper end of the range.
    For more information about Van der Moolen, please visit www.vandermoolen.com.
    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of more than 10% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 75,000 trades a day. Turnover and price volatility are the most important factors influencing its results.
    Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    Certain statements contained in this press release constitute "forward-looking statements". These statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "hope", and words of similar meaning, reflect management's beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the US Securities and Exchange Commission, specifically the Company's most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ, including the outcome of the NYSE inquiry and related civil litigation in U.S. courts against Van der Moolen Holding, Van der Moolen Specialists USA, and the members of the Management Board of the Holding. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone: +31 (0)20 535 6789

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VAN DER MOOLEN HOLDING N.V.

         Date: February 18, 2004      By: /s/ Friedrich M.J. Bottcher
                                          ---------------------------

                                      name: Friedrich M.J. Bottcher
                                      title: Chairman of the Executive Board

                                      By: /s/ Frank F. Dorjee
                                          ---------------------------

                                      name: Frank F. Dorjee
                                      title: Chief Financial Officer
                                         Member of the Executive Board

                                      By: /s/ James.P. Cleaver, Jr.
                                          ----------------------------

                                      name : James P. Cleaver, Jr.
                                      title: Member of the Executive Board

                                      By: /s/ Casper F. Rondeltap
                                          ----------------------------
                                      name : Casper F. Rondeltap
                                      title: Member of the Executive Board

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